CAMPBELL ALTERNATIVE ASSET TRUST
                         MONTHLY REPORT - NOVEMBER 2009
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (19,952.890 units) at October 31, 2009       $       30,603,511
Additions of 80.299 units on November 30, 2009                          127,754
Redemptions of (53.707) units on November 30, 2009                      (85,446)
Offering Costs                                                          (23,883)
Net Income - November 2009                                            1,164,866
                                                             ------------------

Net Asset Value (19,979.482 units) at November 30, 2009      $       31,786,802
                                                             ==================

Net Asset Value per Unit at November 30, 2009                $         1,590.97
                                                             ==================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                 $           99,262
    Change in unrealized                                                690,744
  Gains (losses) on forward and options on forward contracts:
    Realized                                                            (10,193)
    Change in unrealized                                                457,243
  Interest income                                                         9,656
                                                             ------------------
                                                                      1,246,712
                                                             ------------------
Expenses:
  Brokerage fee                                                          80,116
  Performance fee                                                             0
  Operating expenses                                                      1,730
                                                             ------------------

                                                                         81,846
                                                             ------------------

Net Income (Loss) - November 2009                            $        1,164,866
                                                             ==================

                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on November 30, 2009                $         1,590.97

Net Asset Value per Unit on October 31, 2009                 $         1,533.79

Unit Value Monthly Gain (Loss) %                                           3.73%

Fund 2009 calendar YTD Gain (Loss) %                                     (2.51)%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

Strong Trends Fuel Gains for the Month...

While high correlation between major asset classes continued throughout the month of November, risk assets prevailed, despite the Dubai World news over the holiday weekend, as improvement in global economic conditions were widely perceived.

Weaker than expected new home sales to start the month, the FOMC's retention of "extended period" language at mid-month, and a flight to quality move at month-end fueled by fear over Dubai debt pushed bond prices higher throughout the month. Thus, trading in fixed income contributed to strong gains from both the short and long end of the curve.

Currency trading was also profitable for Campbell as the U.S. Dollar continued its downward trend, particularly against the commodity linked Aussie Dollar. As the U.S. Dollar grinded lower, commodities traded in lock-step, generating trading gains primarily in precious and base metals. Gold and Silver rallied over 13% during the month; however, the vulnerability of a pullback in the "risk trade" was highlighted on the news from Dubai when gold fell by 5%.

Global equity holdings had a marginally positive impact on the Trust in November. While our models have maintained a net long exposure to global stock indices, mixed results following the sell off at month-end left Asian stocks underwater and European stocks up less than the U.S.

The unfolding situation in Dubai, Central Bank intervention and sovereign wealth solvency will surely make December and the coming year interesting to say the least. We are excited about the results of our continuous research endeavors and look forward to further deployment of these efforts in 2010.

Happy Holidays from all of us at Campbell and best wishes for a healthy and prosperous New Year.

As always, please do not hesitate to call with questions.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust